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                                                                     Exhibit 2.3


                                  May 12, 1999




Kenneth W. Murphy
3700 Pipestone Road
Dallas, Texas 75212

Dear Ken:

         Reference is made to that certain Stock Purchase Agreement (the "Purchase Agreement") dated as of May 12, 1999 between Compass International Services Corporation, a Delaware corporation (the "Seller"), and Swiss-Irish Enterprises, Inc., a Texas corporation (the "Buyer"), an entity controlled by you. Capitalized terms used but not defined herein are used herein as defined in the Purchase Agreement.

         As President of the Print and Mail Division of the Seller, you have had and will continue to have significant ability to influence the operations of the Companies and the Company Subsidiaries prior to the closing under the Purchase Agreement. You have indicated that, in your capacity as President of the Print and Mail Division of the Seller, you will use your best efforts to cause the Seller to comply with its agreements and covenants contained in the Purchase Agreement.

         In order to induce the Seller to enter into the Stock Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by you, you have agreed that, from the date hereof until the earlier of (i) the consummation of the transactions contemplated by the Purchase Agreement and (ii) the termination of the Purchase Agreement in accordance with its terms, you shall cause the Companies and the Company Subsidiaries to conduct their respective operations according to its ordinary course of business consistent with past practices. You agree that without the written consent of an executive officer of the Seller, you shall not permit the Companies or the Company Subsidiaries to take any business action which cannot be funded from the existing financial resources of the Companies and the Company Subsidiaries, without the Seller or any of its subsidiaries (including the Companies and Company Subsidiaries) incurring any additional indebtedness or future liabilities. You also agree that you shall obtain the prior written consent of the Seller prior to taking any significant personnel action with respect to the Print and Mail Division. For purposes of this letter, a "significant personnel action" means a termination of any officer of the Print and Mail Division or any of its subdivisions, an increase of the compensation of any Print and Mail Division personnel, except for normal cost-of-living or merit increases for non-officer employees, an increase in the compensation of or entering into an employment contract with any officer of the Print and Mail Division or any of its subdivisions, or an implementation of a change to the existing employee benefit and 401(k) plans.



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         You acknowledge hereby that (i) you have read and reviewed the entire
Purchase Agreement including the Seller Disclosure Letter and the other exhibits and schedules thereto and (ii) to your knowledge, all of the representations and warranties made by the Seller therein are true and correct in all material respects.

         Please indicate your agreement to the foregoing by signing a copy of this letter in the space provided below.



                                    Sincerely,

                                    Compass International Services Corporation

                                    By:   /s/ MICHAEL J. CUNNINGHAM
                                         ---------------------------
                                    Its:  Chairman
                                         ---------------------------

Agreed:


/s/ KENNETH W. MURPHY
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Kenneth W. Murphy